June 3, 2019

Stephen P. Holt
Chief Financial Officer
MicroVision, Inc.
6244 185th Avenue NE, Suite 100
Redmond, WA 98052

       Re: MicroVision, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 6, 2019
           File No. 001-34170

Dear Mr. Holt:

       We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Exhibits

1. We note the discussion on page 18 within MD&A of the five-year license agreement signed in May 2018 and the contract services agreement signed in April 2017. Please tell us where you have filed these agreements or how you determined that you did not need to file them pursuant to the requirements of Item 601(b)(10) of Regulation
S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Stephen P. Holt
MicroVision, Inc.
June 3, 2019
Page 2

        Please contact Eric Atallah at (202) 551-3663 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.



FirstName LastNameStephen P. Holt                         Sincerely,
Comapany NameMicroVision, Inc.
                                                          Division of
Corporation Finance
June 3, 2019 Page 2                                       Office of Electronics
and Machinery
FirstName LastName